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                    U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  FORM 12B-25

                                              ---------------------------------
         NOTIFICATION OF LATE FILING                  SEC FILE NUMBER
                                                          0-27764
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                                              ---------------------------------
                                                        CUSIP NUMBER
                                                        984151-10-0
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                                    (Check One)

[ X ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR


                       For Period Ended: December 31, 1998

                       [ ] Transition Report on Form 10-K

                       [ ] Transition Report on Form 20-F

                       [ ] Transition Report on Form 11-K

                       [ ] Transition Report on Form 10-Q

                       [ ] Transition Report on Form N-SAR

                           For the Transition Period Ended: ___________________

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART I --REGISTRANT INFORMATION

                                Xylan Corporation
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Full Name of Registrant

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Former Name if Applicable

                             26801 West Agoura Road
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Address of Principal Executive Office (Street and Number)

                               Calabasas, CA 91301
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City, State and Zip Code


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PART  II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ X ]          (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


[ X ]          (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


[   ]          (c)  The accountant's statement or other exhibit required by Rule
                    12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

Registrant and Alcatel, a French corporation ("Alcatel"), and Zeus Acquisition Corp., a California corporation and a wholly owned subsidiary of Alcatel ("Sub"), entered into an Agreement and Plan of Merger, dated as of March 1, 1999 (the "Merger Agreement"), pursuant to which and subject to the conditions thereof, Registrant would become a wholly owned subsidiary of Alcatel through the merger of Sub with and into Registrant. During the past approximately 6 weeks, a significant amount of Registrant's management time has been spent in connection with the proposed transactions. Consequently, certain Items in the Form 10-K could not be prepared and filed on a timely basis without unreasonable effort.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                     Stephen Sokol          (818)                878-4474
                        (Name)          (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                X  Yes    No
               ---      ---
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in
               the subject report or portion thereof?    Yes  X  No
                                                     ---     ---



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         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                                Xylan Corporation
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    March 30, 1999                    By       /s/ Dale J. Bartos
                                              --------------------------------
                                                        Dale J. Bartos
                                                        Vice President and
                                                        Chief Financial Officer


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